UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2018 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

On February 15, 2018, Perion Network Ltd. (the “Registrant”) announced that Standard & Poor’s Maalot Ratings Services (“S&P”) has reaffirmed Perion’s corporate credit rating of ilA-, with a stable outlook.

An English version of the rating report and notification is available in the Investors section of Perion’s website at http://www.perion.com/ir-events/.

A press release titled “Perion Announces Standard & Poor’s Maalot Credit Rating Reaffirmed and Schedules Fourth Quarter 2017 Financial Results on March 15, 2018” was issued on February 15, 2018. A copy of this press release is furnished as Exhibit 99.1 herewith.

The first paragraph of this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-208785 and 333-195794) and Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: February 15, 2018

Exhibit Index

Exhibit	Description

99.1	Press Release titled “Perion Announces Standard & Poor’s Maalot Credit Rating Reaffirmed and Schedules Fourth Quarter 2017 Financial Results on March 15, 2018” dated February 15, 2018.